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Exhibit 11

The Allstate Corporation and Subsidiaries
Computation of Earnings Per Common Share

	Year Ended December 31,
(in millions except per share data)	2005	2004	2003
Net Income	$1,765	$3,181	$2,705

Basic earnings per common share computation:
Weighted average number of common shares(1)	661.7	695.6	703.5

Net income per share - basic	$2.67	$4.57	$3.85

Diluted earnings per common share computation:
Weighted average number of common shares(1)	661.7	695.6	703.5
Assumed exercise of dilutive stock options	5.1	4.7	2.7
Effect of potential restricted stock units	0.5	—	—

Adjusted weighted number of common shares outstanding	667.3	700.3	706.2

Net income per share - diluted	$2.64	$4.54	$3.83

(1)
Common shares held as treasury shares were 254 million, 217 million and 196 million, at December 31, 2005, 2004 and 2003, respectively.

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  Exhibit 11
The Allstate Corporation and Subsidiaries Computation of Earnings Per Common Share